Exhibit (a)(5)(I)

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Indevus common stock. The solicitation and the offer to purchase shares of Indevus common stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to purchase, a letter of transmittal and related materials) that Endo and BTB Purchaser Inc. filed with the SEC on January 7, 2009. Indevus also filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer on January 7, 2009. Investors and Indevus stockholders are urged to read both the tender offer statement (and related materials), as it may be amended from time to time, and the solicitation/recommendation statement, as it may be amended from time to time, because they contain important information. Investors and security holders may obtain a free copy of these statements and other documents filed by Endo, BTB Purchaser Inc., Indevus and their affiliates with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the tender offer statement and related materials may be obtained for free at Endo’s website at www.endo.com or by directing such requests to Endo (Investor Relations) at (610) 459-7158, IR@endo.com, or by calling MacKenzie Partners, the information agent for the offer toll-free at (800) 322-2885. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Indevus (Investor Relations) at (781) 402-340, RDeCarlo@indevus.com.